March 06, 2017

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed February 17, 2017

File No., 333-205720

Re: Letter dated March 03, 2017

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

Executive Compensation, page 36

1. Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K as of February 28, 2017, the date of your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company has updated the executive and director compensation disclosure to provide the information called by Item 402 of Regulation S-K as of February 28, 2017, the date of the most recently completed fiscal year.

Exhibit 16.1

2. The revised Exhibit 16.1 letter filed in response to prior comment 1 references an amendment to this registration statement filed on January 27, 2017. As there was not an amendment filed on this date, please file a revised letter from your former independent accountant that references the registration statement’s file number and speaks to the disclosure contained in your most recent amendment.

The Company has attached a revised letter from its former independent accountant.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589